FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

Announces Total Passenger Traffic for January 2019

On a YoY basis, passenger traffic increased 1.3% in Mexico, 30.1% in Puerto Rico and 17.1% in Colombia

Mexico City, February 6, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for January 2019 increased 8.5% when compared to January 2018. Passenger traffic rose 1.3% in Mexico, 30.1% in Puerto Rico and 17.1% in Colombia.

This announcement reflects comparisons between January 1 through January 31, 2019 and 2018. Transit and general aviation passengers are excluded for Mexico and Colombia.

The recovery in passenger traffic at San Juan Airport, Puerto Rico reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	January		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,844,418	2,881,277	1.3	2,844,418	2,881,277	1.3
Domestic Traffic	1,184,830	1,254,069	5.8	1,184,830	1,254,069	5.8
International Traffic	1,659,588	1,627,208	(2.0)	1,659,588	1,627,208	(2.0)
San Juan, Puerto Rico	612,638	796,878	30.1	612,638	796,878	30.1
Domestic Traffic	554,550	718,282	29.5	554,550	718,282	29.5
International Traffic	58,088	78,596	35.3	58,088	78,596	35.3
Colombia	862,958	1,010,533	17.1	862,958	1,010,533	17.1
Domestic Traffic	720,219	854,056	18.6	720,219	854,056	18.6
International Traffic	142,739	156,477	9.6	142,739	156,477	9.6
Total Traffic	4,320,014	4,688,688	8.5	4,320,014	4,688,688	8.5
Domestic Traffic	2,459,599	2,826,407	14.9	2,459,599	2,826,407	14.9
International Traffic	1,860,415	1,862,281	0.1	1,860,415	1,862,281	0.1

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Mexico Passenger Traffic
		January		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,184,830	1,254,069	5.8	1,184,830	1,254,069	5.8
CUN	Cancun	629,391	674,760	7.2	629,391	674,760	7.2
CZM	Cozumel	12,304	13,540	10.0	12,304	13,540	10.0
HUX	Huatulco	58,245	59,817	2.7	58,245	59,817	2.7
MID	Merida	170,242	192,368	13.0	170,242	192,368	13.0
MTT	Minatitlan	15,180	11,426	(24.7)	15,180	11,426	(24.7)
OAX	Oaxaca	73,142	71,796	(1.8)	73,142	71,796	(1.8)
TAP	Tapachula	24,400	30,396	24.6	24,400	30,396	24.6
VER	Veracruz	105,766	104,991	(0.7)	105,766	104,991	(0.7)
VSA	Villahermosa	96,160	94,975	(1.2)	96,160	94,975	(1.2)
International Traffic		1,659,588	1,627,208	(2.0)	1,659,588	1,627,208	(2.0)
CUN	Cancun	1,543,421	1,513,106	(2.0)	1,543,421	1,513,106	(2.0)
CZM	Cozumel	39,938	41,636	4.3	39,938	41,636	4.3
HUX	Huatulco	31,237	28,004	(10.3)	31,237	28,004	(10.3)
MID	Merida	21,740	20,669	(4.9)	21,740	20,669	(4.9)
MTT	Minatitlan	726	855	17.8	726	855	17.8
OAX	Oaxaca	11,075	13,517	22.0	11,075	13,517	22.0
TAP	Tapachula	2,114	1,630	(22.9)	2,114	1,630	(22.9)
VER	Veracruz	5,911	6,055	2.4	5,911	6,055	2.4
VSA	Villahermosa	3,426	1,736	(49.3)	3,426	1,736	(49.3)
Traffic Total Mexico		2,844,418	2,881,277	1.3	2,844,418	2,881,277	1.3
CUN	Cancun	2,172,812	2,187,866	0.7	2,172,812	2,187,866	0.7
CZM	Cozumel	52,242	55,176	5.6	52,242	55,176	5.6
HUX	Huatulco	89,482	87,821	(1.9)	89,482	87,821	(1.9)
MID	Merida	191,982	213,037	11.0	191,982	213,037	11.0
MTT	Minatitlan	15,906	12,281	(22.8)	15,906	12,281	(22.8)
OAX	Oaxaca	84,217	85,313	1.3	84,217	85,313	1.3
TAP	Tapachula	26,514	32,026	20.8	26,514	32,026	20.8
VER	Veracruz	111,677	111,046	(0.6)	111,677	111,046	(0.6)
VSA	Villahermosa	99,586	96,711	(2.9)	99,586	96,711	(2.9)

US Passenger Traffic, San Juan Airport (LMM)
		January		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		612,638	796,878	30.1	612,638	796,878	30.1
Domestic Traffic		554,550	718,282	29.5	554,550	718,282	29.5
International Traffic		58,088	78,596	35.3	58,088	78,596	35.3

Colombia Passenger Traffic Airplan
		January		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		720,219	854,056	18.6	720,219	854,056	18.6
MDE	Rionegro	500,446	619,373	23.8	500,446	619,373	23.8
EOH	Medellin	87,547	89,058	1.7	87,547	89,058	1.7
MTR	Monteria	77,965	89,449	14.7	77,965	89,449	14.7
APO	Carepa	14,096	15,349	8.9	14,096	15,349	8.9
UIB	Quibdo	31,886	31,146	(2.3)	31,886	31,146	(2.3)
CZU	Corozal	8,279	9,681	16.9	8,279	9,681	16.9
International Traffic		142,739	156,477	9.6	142,739	156,477	9.6
MDE	Rionegro	142,739	156,477	9.6	142,739	156,477	9.6
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		862,958	1,010,533	17.1	862,958	1,010,533	17.1
MDE	Rionegro	643,185	775,850	20.6	643,185	775,850	20.6
EOH	Medellin	87,547	89,058	1.7	87,547	89,058	1.7
MTR	Monteria	77,965	89,449	14.7	77,965	89,449	14.7
APO	Carepa	14,096	15,349	8.9	14,096	15,349	8.9
UIB	Quibdo	31,886	31,146	(2.3)	31,886	31,146	(2.3)
CZU	Corozal	8,279	9,681	16.9	8,279	9,681	16.9

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: February 6, 2019